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                     October 26, 2022

       Yang Hu
       Chief Financial Officer
       Yalla Group Ltd
       #238, Building 16
       Dubai Internet City
       PO Box 50913
       Dubai, United Arab Emirates

                                                        Re: Yalla Group Ltd
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed on April 25,
2022
                                                            File No. 001-39552

       Dear Yang Hu:

               We issued comments to you on the above captioned filing on September 22, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 8, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Kathryn
       Jacobson, Senior Staff Accountant, at 202-551-3365 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology